June 23, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (815) 434-0307

Joachim Brown
President and Chief Executive Officer
First Ottawa Bancshares, Inc.
701 LaSalle Street
Ottawa, IL 61350

	Re:	First Ottawa Bancshares, Inc.
		Form 10-K for the year ended December 31, 2004
		File No. 0-30495

Dear Mr. Brown:

	We have reviewed the above referenced filing, limiting our review to those issues addressed in our comments. Where indicated, we think you should amend your filing in response to these comments.
If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report to Shareholders - Exhibit 13

Financial Statements

Report of Independent Registered Public Accounting Firm, page 17

1. Please revise to include an audit report from your independent accountants that properly evidences the signature of the firm that issued it. Refer to Item 302 of Regulation S-T.

2. Please revise to include the report of independent accountants issued on your 2002 financial statements. Refer to Rule 2-05 of Regulation S-X.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,


						Paul Cline
						Senior Accountant


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Joachim Brown
First Ottawa Bancshares, Inc.
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